                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Original Filing)

                             NILE THERAPEUTICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   654145 10 1
                                 (CUSIP Number)

                               September 17, 2007
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

CUSIP No. 654145 10 1                 13G                      Page 2 of 5 Pages

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1.  NAMES OF REPORTING PERSONS

    RIT Capital Partners plc

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]
                                                                     (b) [  ]
    Not applicable

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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         England

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       NUMBER OF           5.   SOLE VOTING POWER          1,741,690
         SHARES
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           6.   SHARED VOTING POWER        0
          EACH
       REPORTING          ----- ------------------------------------------------
      PERSON WITH          7.   SOLE DISPOSITIVE POWER     1,741,690

                          ----- ------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER   0

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,741,690

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10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                    [  ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.2%

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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

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CUSIP No. 654145 10 1                13G                       Page 3 of 5 Pages

ITEM 1(A).  NAME OF ISSUER:

Nile Therapeutics, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

2850 Telegraph Avenue, Suite 310
Berkeley, CA  94705

ITEM 2(A).  NAME OF PERSON FILING:

RIT Capital Partners plc

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

27 St. James's Place
London SW1A 1NR
England

ITEM 2(C).  CITIZENSHIP:

England

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock,  $0.001 par value per share

ITEM 2(E).  CUSIP NUMBER:

654145 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount beneficially owned: 1,741,690 shares

(b) Percent of class: 7.2%

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CUSIP No. 654145 10 1              13G                         Page 4 of 5 Pages

(c) Number of shares as to which such person has:

    (i) Sole power to vote or to direct the vote: 1,741,690
    (ii) Shared power to vote or to direct the vote: 0
    (iii) Sole power to dispose or to direct the disposition of: 1,741,690
    (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 654145 10 1                  13G                     Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2007

                                    RIT Capital Partners plc

                                    By: /s/ DWA Budge
                                    Name: DWA Budge
                                    Title: Director

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